September 17, 2015

VIA EDGAR

Lauren Hamilton

Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	LMP Real Estate Income Fund Inc. (“RIT”) and LMP Corporate
Loan Fund (“TLI”, and together with RIT, the “Funds”)
Responses to Comments on Annual Reports on Form N-CSR

Dear Ms. Hamilton:

On behalf of the Funds, we are providing the following responses through the Securities and Exchange Commission’s (the “Commission”) electronic data gathering, analysis and retrieval system to comments received orally from the staff of the Commission (the “Staff”) on August 19, 2015, relating to RIT’s Annual Report on Form N-CSR for the fiscal year ended December 31, 2014 and TLI’s Annual Report on Form N-CSR for the fiscal year ended September 30, 2014. For convenience of reference, summaries of the comments of the Staff have been included herein.

TLI Annual Report

1.	Under TLI’s Schedule of Investments, TLI discloses that 29.2% and 27.8% of TLI’s managed assets are invested in consumer cyclicals and consumer non-cyclicals securities, respectively. Please inform the Staff whether these are principal investment strategies and if so are they adequately disclosed in the Fund’s prospectus.

In response to the Staff’s comment, TLI respectfully submits that consumer cyclicals and consumer non-cyclicals are not principal investment strategies of TLI. TLI does not consider consumer cyclicals and consumer non-cyclicals to be industry sectors that TLI focuses on, but rather descriptive categories to assist TLI’s stockholders in understanding TLI’s portfolio holdings. Pursuant to Form N-2, each annual report must “…contain the following information: one or more tables, charts, or graphs depicting the portfolio holdings of the Fund by reasonably identifiable categories (e.g., type of security, industry sector, geographic region, credit quality, or maturity)…” As disclosed in TLI’s prospectus, under normal market conditions, TLI will invest at least 80% of its managed assets in a broad range of equity and fixed income securities of both U.S. and foreign issuers. TLI’s believes that investments in consumer cyclicals and consumer non-cyclicals securities are within TLI’s investment strategies.

TLI and RIT Annual Reports

2.	Pursuant to FASB Accounting Standards Codification Topic 820, please disclose the amounts of any transfers between levels of the fair value hierarchy. In addition, please disclose the reasons for such transfers and describe each Fund’s policy for determining when transfers between levels are deemed to have occurred. Please note that this comment applies to the Funds’ N-Q filings as well as their N-CSR filings.

In response to the Staff’s comment, the Funds respectfully note that FASB Accounting Standards Codification Topic 820 requires disclosure of the amounts of any transfers between levels of the fair value hierarchy, the reasons for such transfers and a description of the policy for determining when transfers between levels are deemed to have occurred. RIT respectfully submits that the disclosure, reproduced below, from page 17 of the RIT Annual Report complies with the disclosure requirements of ASC Topic 820.

“For the year ended December 31, 2014, as a result of the fair value pricing procedures for international equities utilized by the Fund, certain securities have transferred in and out of Level 1 and Level 2 measurements during the year. The Fund’s policy is to recognize transfers between levels as of the end of the reporting period. At December 31, 2014, securities valued at $3,904,193 were reclassified as Level 2 within the fair value hierarchy because fair value procedures were applied when the change in value of a domestic equity security index suggested that the closing prices on foreign exchanges may no longer have represented the value of those securities at the time of closing of the NYSE.”

In addition, TLI respectfully notes there were no transfers between Level 1 and Level 2 as of September 30, 2014. TLI has a materiality policy for disclosure of the Level 3 rollforward. Level 3 securities as of September 30, 2014 did not exceed this materiality threshold. If Level 3 securities were to exceed the materiality threshold, the Level 3 rollforward disclosure would include, among other items, the amounts of any transfers into and out of Level 3, the reasons for such transfers, and a description of the policy for determining when transfers between levels are deemed to have occurred in accordance with ASC Topic 820. Like RIT, TLI’s policy is to recognize transfers between levels as of the end of the reporting period.

3.	Pursuant to Form N-2, Item 24, Instruction 4(f), please include the required statement in the Funds’ annual reports that the Statement of Additional Information (“SAI”) includes additional information about directors of the registrant and is available, without charge, upon request, and include a toll-free (or collect) telephone number for shareholders to call to request the SAI.

In response to the Staff’s comment, the Funds respectfully submit that industry practice among registered closed-end investment companies is generally not to direct fund stockholders to information contained in SAIs as such information is often outdated and potentially misleading. This is due to the fact that most closed-end funds do not continuously offer shares, and therefore do not have current registration statements, including current SAIs. The Funds respectfully note that the most recent SAI available for each Fund, and the information contained therein, is over 10 years old. The Funds rely on Rule 8b-16(b) under the Investment Company Act of 1940, as amended, and therefore are not required to update their registration statements on an annual basis. However, updated information about Fund directors is available to investors in each Fund’s annual shareholder report and proxy statement. Accordingly, the Funds respectfully submit that it is not appropriate to refer shareholders to information in the Funds’ SAIs because it has not been recently updated in reliance on Rule 8b-16(b). Nonetheless, going forward, the Funds will add disclosure to each of their respective annual stockholder reports noting that additional information relating to each Fund’s directors is available in the Fund’s annual proxy statement.

4.	Pursuant to Item 2(c) and 2(d) of Form N-CSR, RIT and TLI must disclose whether (1) there has been any amendment to the Fund’s Code of Ethics and (2) during the period covered by the report, whether a waiver was granted. Please confirm that (1) no amendment to the Fund’s Code of Ethics has been adopted and (2) no waiver was granted during the period of the report.

In response to the Staff’s comment, each Fund confirms that (1) no amendment to the Fund’s Code of Ethics has been adopted and (2) no waiver was granted during the period of the report.

*    *    *    *    *

In connection with the above-referenced responses, each Fund hereby acknowledges that:

1. Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to each filing; and

3. Each Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call either Thomas Mandia (203-703-7038) or George P. Hoyt (203-703-7026) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ LMP REAL ESTATE INCOME FUND INC.
/s/ LMP CORPORATE LOAN FUND INC.

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